September 15, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Advisor Managed Portfolios
Issuer CIK: 0001970751
Issuer File Number: 333-270997/811-23859
Form Type: 8-A12B
Filing Date: September 15, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Rebuild America ETF under the Exchange Act of 1934.

Sincerely,

Toby MacDonald

Toby MacDonald
Manager, Regulation